SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BPW Acquisition Corp.

(Name of Subject Company)

BPW Acquisition Corp.

(Names of Person(s) Filing Statement)

Common Stock Warrants

(Title of Class of Securities)

055637110

(CUSIP Number of Class of Securities)

Gary S. Barancik
Chief Executive Officer

750 Washington Boulevard

Stamford, Connecticut 06901

(203) 653-5800

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Matthew M. Guest, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2010 (as amended prior to the date hereof, the “Statement”) by BPW Acquisition Corp. (“BPW”) and relates to the offer by The Talbots, Inc., a Delaware corporation (“Talbots”), to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).

Talbots has filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended and supplemented, the “Registration Statement”), relating to the Exchange Offer.  The terms and conditions of the Exchange Offer, as well as descriptions of BPW and Talbots and other information required by Schedule 14D-9, are set forth in the prospectus/offer to exchange that is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).

The information incorporated herein by reference is considered to be a part of the Statement, except for any information that is superseded by information included directly in the Statement.  Except as amended and supplemented as expressly set forth in this Amendment No. 2, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 2.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented as follows:

•         By adding the following paragraphs thereto:

On March 22, 2010, an affiliated group of hedge funds purportedly holding BPW Warrants filed an action captioned Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., C.A. No. 5367-VCS, in the Court of Chancery of the State of Delaware against BPW and Talbots.  The complaint alleges that BPW has breached the Warrant Agreement, dated as of February 26, 2008, by and between the Company and Mellon Investor Services, LLC, related to the BPW Warrants (the “Warrant Agreement”) and its implied covenant of good faith and fair dealing by proposing certain amendments to the Warrant Agreement.  Specifically, the complaint challenges amendments proposed in the preliminary proxy statement filed by BPW with the Securities and Exchange Commission on March 16, 2010 (the “Consent Solicitation”).  The complaint seeks (1) a declaration that the proposed modifications to the Warrant Agreement constitute breaches and (2) an injunction barring consummation of the Exchange Offer and the Consent Solicitation pending the Court’s ruling on the legality of the proposed amendments.  On March 23, 2010, plaintiffs filed a motion for a temporary restraining order seeking preliminary relief commensurate with their requested injunction (the “TRO Motion”).  BPW believes the litigation is meritless and will defend vigorously against the claims alleged and relief sought.

The foregoing descriptions regarding the complaint and the TRO Motion filed in connection with this litigation are only summaries of such complaint and TRO Motion and are qualified in their entirety by reference to such complaint and TRO Motion, which are attached hereto as Exhibit (a)(5)(C) and Exhibit (a)(5)(D), respectively, and are incorporated herein by reference.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Item 7 of the Statement is hereby amended and supplemented as follows:

•         By adding the following paragraphs thereto:

On March 22, 2010, an affiliated group of hedge funds purportedly holding BPW Warrants filed an action captioned Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., C.A. No. 5367-VCS, in the Court of Chancery of the State of Delaware against BPW and Talbots.  The complaint alleges that BPW has breached the Warrant Agreement and its implied covenant of good faith and fair dealing by proposing certain amendments to the Warrant Agreement.  Specifically, the complaint challenges the Consent Solicitation.  The complaint seeks (1) a declaration that the proposed modifications to the Warrant Agreement constitute breaches and (2) an injunction barring consummation of the Exchange Offer and the Consent Solicitation pending the Court’s ruling on the legality of the proposed amendments.  On March 23, 2010, plaintiffs filed the TRO Motion.  BPW believes the litigation is meritless and will defend vigorously against the claims alleged and relief sought.

The foregoing descriptions regarding the complaint and the TRO Motion filed in connection with this litigation are only summaries of such complaint and TRO Motion and are qualified in their entirety by reference to such complaint and TRO Motion, which are attached hereto as Exhibit (a)(5)(C) and Exhibit (a)(5)(D), respectively, and are incorporated herein by reference.

Item 9.   Exhibits.

Item 9 of the Statement is hereby amended and supplemented by deleting its contents in their entirety and replacing such contents with the following:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)

Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)

Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(a)(5)(C)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 25, 2010)

(a)(5)(D)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Motion for a Temporary Restraining Order, filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 25, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)

The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I:  Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

BPW Acquisition Corp.
By:	/s/ Gary Barancik
Name:	Gary Barancik
Title:	Chief Executive Officer
Dated:	March 26, 2010

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(B)

Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal and incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(1)(D)	Form of Letter to Clients (incorporated by reference herein to the Registration Statement on Form S-4 of The Talbots Inc., filed on March 1, 2010)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(a)(5)(A)

Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-MG (Court of Chancery of the State of Delaware) (incorporated by reference herein to Exhibit 99.07 of the Registration Statement on Form S-4/A of The Talbots, Inc., filed on January 21, 2010)

(a)(5)(B)	Stipulation filed on March 6, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)

(a)(5)(C)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 25, 2010)

(a)(5)(D)

Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Motion for a Temporary Restraining Order, filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference herein to the current report on Form 8-K filed by The Talbots, Inc. on March 25, 2010)

(e)(A)	Items 10 through 13 of BPW’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference herein to the Form 10-K of BPW, filed on March 30, 2009)

(e)(B)

The information set forth in “Summary,” “Risk Factors,” “Background of the Merger and the Offer,” “The Offer,” “The Merger Agreement,” “The BPW Sponsors’ Agreement,” “The BNYH Agreement,” “The Aeon Repurchase, Repayment and Support Agreement” and “Schedule I:  Information Concerning Members of the Board of Directors and the Executive Officers of Aeon Co., Ltd.” in the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. (included with the Prospectus/Offer to Exchange, dated March 11, 2010, of The Talbots Inc. and incorporated by reference herein to the Registration Statement on Form S-4/A of The Talbots Inc., filed on March 11, 2010)

(g)	Not applicable.